

SECURITIE **12011158** ION

ANNUAL AUDITED REPORT SEC
FORM X-17A-5
PART III

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FEB 24 2012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 44748

REPORT FOR THE PERIOD BEGINNING_____January 1, 2011_____ AND ENDING_____December 31, 2011_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  100 Wilshire Blvd., Suite 1200
                   (No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander L. Cappello   310-393-6632
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Brown Armstrong Accountancy Corporation
              (Name - *if individual, state last, first, middle name*)

790 East Colorado Boulevard, Suite 908B	Pasadena, CA		91101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
      ☒ Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*




OATH OR AFFIRMATION

I, _____Alexander L. Cappello_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cappello Capital Corp._____, as of _____December 31_____, 20 _11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

_____
Signature

President & C.E.O.
_____
Title

See attached Jurat.

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) An independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____

2. _____

3. _____

4. _____

5. _____

6. _____

_____	_____
Signature of Document Signer No. 1	Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 22 day of February, 20 17,
       (Date)   (Month)   (Year)

by

(1) Alexander L Cappello,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____ ,
        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
              Signature of Notary Public

ANNE NICHOLE MCKENZIE
Commission # 1923860
Notary Public - California
Los Angeles County
My Comm. Expires Jan 30, 2015

Place Notary Seal Above

─────────────── OPTIONAL ───────────────

*Though the information below is not required by law, it may prove valuable
to persons relying on the document and could prevent fraudulent removal
and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report
Form X-17A-5 Part III

Document Date: _____ Number of Pages: 2

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Signer(s) Other Than Named Above: _____

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2011

CAPPELLO CAPITAL CORP.
DECEMBER 31, 2011

TABLE OF CONTENTS



BROWN ARMSTRONG

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MAIN OFFICE

4200 TRUXTUN AVENUE

SUITE 300

BAKERSFIELD, CA 93309

TEL 661.324.4971

FAX 661.324.4997

EMAIL info@bacpas.com

560 CENTRAL AVENUE

SHAFTER, CALIFORNIA 93263

TEL 661.746.2145

FAX 661.746.1218

8050 N. PALM AVENUE

SUITE 300

FRESNO, CALIFORNIA 93711

TEL 559.476.3592

FAX 559.476.3593

790 E. COLORADO BLVD.

SUITE 908B

PASADENA, CALIFORNIA 91101

TEL 626.240.0920

FAX 626.240.0922

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

We have audited the accompanying statement of financial condition of Cappello Capital Corp. (the Company) as of December 31, 2011, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cappello Capital Corp. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Eric S. Berman

Pasadena, California
February 17, 2012

CAPPELLO CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	65,714
Accounts receivable		34,691
Prepaid expenses		2,085
Total Assets	$	102,490

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,632
Total Liabilities		22,632
Stockholders' equity:		
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares		100
Additional paid in capital		368,246
Retained earnings (Deficit)		(288,488)
Total Stockholders' Equity		79,858
Total Liabilities and Stockholders' Equity	$	102,490

CAPPELLO CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:		
Investment banking	$	3,978,858
Expense reimbursements		230,034
Total revenue		4,208,892
Expense:		
Corporate finance fees (Note 4)		2,714,000
Commissions		27,900
Employee compensation and benefits		1,094,110
Other		302,260
Occupancy		36,000
Total expense		4,174,270
Income before income taxes		34,622
State income taxes		800
Net income	$	33,822

See Notes to the Financial Statements.

3

CAPPELLO CAPITAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2010	100	$ 100	$ 368,246	$ (322,310)	$ 46,036
Net income	-	-	-	33,822	33,822
Additional paid in capital	-	-	-	-	-
Distributions	-	-	-	-	-
Balance, December 31, 2011	100	$ 100	$ 368,246	$ (288,488)	$ 79,858

CAPPELLO CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities		
Net income	$	33,822
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in working capital components:		
Increase in accounts receivable		(34,691)
Increase in prepaid expenses		(1,379)
Decrease in accounts payable and accrued expenses		(16,688)
Net cash used in operating activities		(18,936)
Net decrease in cash		(18,936)
Cash:		
Beginning of year		84,650
End of year	$	65,714

The Company paid $800 in state income taxes during the year ended December 31, 2011.

CAPPELLO CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Cappello Capital Corp. (the Company) is a California corporation formed in February 1992 for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker and dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Brokers/dealers operating under the provisions of Paragraph (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

As stated above, the Company operates under the provisions of Paragraph (k)(2)(i) of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule. Specifically, the Company is exempt from the Possession of Control Requirements under Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

NOTE 2 – INCOME TAXES

The Company has elected S Corporation status for income tax purposes, which requires that corporate income or loss be distributed to stockholders for inclusion in personal income tax returns. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a surtax on the corporation of 1.5% of taxable income (minimum tax of $800), in addition to the taxable income or loss being reported in the stockholders' personal returns.

The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities. Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

6

NOTE 2 – INCOME TAXES (Continued)

As of December 31, 2011, management has determined that there are no uncertain tax positions, deferred tax assets, or liabilities.

The federal tax returns of the Company for 2010, 2009, and 2008 are subject to examination by the IRS as federal S Corporation returns are generally subject to examination for three years after they are filed.

The California state income tax returns of the Company for 2007 through 2010 are subject to examination by the state taxing authorities, as California state S Corporation returns are generally subject to examination for four years after they are filed.

The Company over contributed $2,885 on its 2010 state income tax return. The amount of prepayment is being applied to future tax obligations of the Company. The balance of these prepaid taxes as of December 31, 2011, is $2,329.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $77,773 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.0 to 3.4.

NOTE 4 – TRANSACTIONS WITH RELATED PARTY

The Company has a corporate finance agreement with Cappello Group, Inc., an affiliated company. The main stockholder of the Company (90% ownership) is the sole stockholder of Cappello Group, Inc. Cappello Group, Inc., receives corporate finance fees from time to time as the Company and Cappello Group, Inc., determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group, Inc., is not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated.

For the year ended December 31, 2011, corporate finance fees paid to Cappello Group, Inc., amounted to $2,714,000. In addition, the Company paid $174,262 of overhead costs and $36,000 of rent to Cappello Group, Inc.

For the year ended December 31, 2011, management revenue paid from Cappello Group, Inc., amounted to $158,000.

For the year ended December 31, 2011, occupancy expense paid by the Company to Cappello Group, Inc., amounted to $36,000.

NOTE 5 – MAJOR CUSTOMERS/SUPPLIERS

During the year ended December 31, 2011, the Company received approximately 23% of its revenues from one individual client. During the year ended December 31, 2011, the Company incurred approximately 70% of its total expense with Cappello Group, Inc., which is explained further at Note 4.

NOTE 6 – <u>DEFINED CONTRIBUTION RETIREMENT PLAN</u>

The Company has a contributory defined contribution retirement plan covering all its employees who meet eligibility requirements and who elect to participate. The Company's contributions to the plan are elective. During 2011, the Company contributed $7,404 to the plan.

NOTE 7 – <u>CONTINGENCIES</u>

The Company engages, although very rarely, in litigation during the normal course of business. The Company brought a suit against a former client for lack of payment of its success fees, in accordance with their contract. The former client filed counterclaims against the Company. The Company intends to vigorously pursue the claims in the collection action which it believes to have merit. The Company is vigorously defending against counterclaims, which it asserts are unsupported by the facts and the law. Discovery is proceeding in the case. The Company estimates that the potential exposure could be paying the opposing parties' attorney fees in the event of a loss, and the possible return of the $275,000 Initial Fee under the Engagement Agreement and additional damages if any can be shown, though it is difficult to identify or quantify what those might be. Cappello Group, Inc., has assumed complete responsibly for the ongoing legal fees and costs of the lawsuit, and the Company has no responsibility for such fees and costs.

NOTE 8 – <u>SUBSEQUENT EVENTS</u>

Management has judged the subsequent events from December 31, 2011, through the date of the independent auditor's report on the basic financial statements. No material subsequent events have been noted.



BROWN ARMSTRONG

Certified Public Accountants

INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

MAIN OFFICE

4200 TRUXTUN AVENUE

SUITE 300

BAKERSFIELD, CA 93309

TEL 661.324.4971

FAX 661.324.4997

EMAIL info@bacpas.com

560 CENTRAL AVENUE

SHAFTER, CALIFORNIA 93263

TEL 661.746.2145

FAX 661.746.1218

8050 N. PALM AVENUE

SUITE 300

FRESNO, CALIFORNIA 93711

TEL 559.476.3592

FAX 559.476.3593

790 E. COLORADO BLVD.

SUITE 908B

PASADENA, CALIFORNIA 91101

TEL 626.240.0920

FAX 626.240.0922

In planning and performing our audit of financial statements of Cappello Capital Corp. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Eric S. Berman

Pasadena, California
February 17, 2012

CAPPELLO CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

SCHEDULE I

Aggregate indebtedness:		
Other accounts payable and accrued expenses	$	22,632
Net capital:		
Stockholders' equity	$	79,858
Deductions:		
Prepaid expenses		(2,085)
Net capital	$	77,773
Computation of basic net capital requirements		
Minimum net capital required: (6- 2/3% of aggregate indebtedness)	$	1,510
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	72,773
Excess net capital at 1,000 percent	$	75,510
Ratio: Aggregate indebtedness to net capital		1.0 to 3.4

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011.

There is no significant difference between net capital in the FOCUS report as of December 31, 2011, and the net capital reported above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.



BROWN ARMSTRONG
Certified Public Accountants

INDEPENDENT REGISTERED AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

MAIN OFFICE

4200 TRUXTUN AVENUE

SUITE 300

BAKERSFIELD, CA 93309

TEL 661.324.4971

FAX 661.324.4997

EMAIL info@bacpas.com

560 CENTRAL AVENUE

SHAFTER, CALIFORNIA 93263

TEL 661.746.2145

FAX 661.746.1218

8050 N. PALM AVENUE

SUITE 300

FRESNO, CALIFORNIA 93711

TEL 559.476.3592

FAX 559.476.3593

790 E. COLORADO BLVD.

SUITE 908B

PASADENA, CALIFORNIA 91101

TEL 626.240.0920

FAX 626.240.0922

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cappello Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Cappello Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cappello Capital Corp.'s management is responsible for Cappello Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7T with respective cash disbursement entry in the general ledger and the cash disbursements check copy, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. No adjustments were made to Form SIPC-7T, step not applicable;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences; and

5. No overpayment was applied to the current assessment, step not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



PKF

North America

REGISTERED with the Public Company Accounting Oversight Board and MEMBER of the American Institute of Certified Public Accountants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Eric S. Berman

Pasadena, California
February 17, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____12/31_____, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 044748   FINRA   DEC
> CAPPELLO CAPITAL CORP   22'22
> 100 WILSHIRE BLVD STE 1200
> SANTA MONICA CA 90401-1195

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@slpc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alexander Cappello (30)39 3 - 6632

2. A. General Assessment (item 2e from page 2) $ _9552._

   B. Less payment made with SIPC-6 filed (exclude interest)   (_3,120._)

   _7/26/11_
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _6,432._

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _6,432._

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _6,432._

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cappello Capital Corp.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _2_ day of _February_, 20 _12_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for tho fiscal period,
beginning _1/1_ , 20_11_
and ending _12/31_ , 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _4,208,892_

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _-0-_

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.   _230,034_
        (See Instruction C): _Reimbursement for shared cost_   _158,000_
         Reimbursement for shared cost (management)
    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   _388,034_

2d. SIPC Net Operating Revenues $ _3,820,858_

2e. General Assessment @ .0025 $ _9,552_
        (to page 1, line 2.A.)

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